Cushman & Wakefield plc

125 Old Broad Street

London, United Kingdom EC2N 1AR

December 9, 2019

VIA EDGAR

Ms. Jennifer Monick

Mr. Jeffrey Lewis

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cushman & Wakefield plc
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 28, 2019
File No. 001-38611

Ladies and Gentlemen:

This letter sets forth the responses of Cushman & Wakefield plc (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in the letter dated December 2, 2019, with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”).

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience. The Company’s response to each of the comments is set forth immediately below each comment.

Form 10-K for the year ended December 31, 2018

Use of Non-GAAP Financial Measures, page 40

1.

We note your use of the title “fee revenue” for one of your non-GAAP financial measures. Please tell us how you determined it was appropriate to use a title for your non-GAAP financial measure that appears to be the same as, or confusingly similar to, a title used for a GAAP financial measure. Refer to Item 10(e)(1)(ii)(E).

Response: The Company believes that the title of its non-GAAP financial measure “fee revenue” is appropriate and is not confusingly similar to a title used for a GAAP financial measure. The Company uses “fee revenue” consistently throughout the Form 10-K (and other documents filed or furnished to the Commission or to investors) and does not use

Securities and Exchange Commission

December 9, 2019

other titles to refer to this measure. In addition, the Company consistently notes that “fee revenue” is a non-GAAP measure and provides the required definition and reconciliation in its filings and other documents furnished to the Commission or to investors, as applicable. The Company included the measure of “fee revenue” in its Registration Statement on Form S-1 and related prospectus used in connection with its initial public offering in August of 2018 and has been reporting the measure and required definition and reconciliation consistently since that time. The Company believes the investment community is familiar with the Company’s use of this measure and expects disclosure of this measure since it has been provided since the Company’s initial public offering. The Company believes that changing the title of “fee revenue” may cause confusion among investors, especially because the Company’s closest peers use a similarly titled measure of “fee revenue” with comparable adjustments. Therefore, the Company believes its use of “fee revenue” is appropriate and in compliance with Item 10(e)(1)(ii)(E).

Notes to Consolidated Financial Statements

Note 3: Segment Data, page 74

2.

We note your disclosure that Adjusted EBITDA is the profitability metric reported to your CODM. We further note you also present total fee revenue and total fee-based operating expenses, which appear to be profitability measures. Please refer to ASC 280-10-50-28 and advise how you determined it was appropriate to present multiple measures within your segment footnote.

Response: The Company notes that Adjusted EBITDA is the only profitability metric reported to its CODM. As disclosed in the Form 10-K, Adjusted EBITDA is the profitability metric reported to the CODM for purposes of making decisions about allocation of resources to each segment and assessing performance of each segment. Adjusted EBITDA as reported and used by the CODM for purposes of making decisions with respect to the Company’s segments is calculated as total fee revenue per segment minus total fee-based operating expenses per segment. The Company has disclosed total fee revenue per segment and total fee-based operating expenses per segment as these metrics represent additional significant items of information to the CODM. To clarify that the Company uses Adjusted EBITDA as the only segment profitability metric and to clarify the Company’s use of total fee revenue and total fee-based operating expenses in its “Segment Data” footnote, the Company proposes to revise its future filings as follows (strikethrough language will be deleted and bold and underlined language will be added):

“The Company reports its operations through the following segments: (1) Americas, (2) EMEA and (3) APAC. The Americas consists of operations located in the United States, Canada and key markets in Latin America. EMEA includes operations in the UK, France, Netherlands and other markets in Europe and the Middle East. APAC includes operations in Australia, Singapore, China and other markets in the Asia Pacific region. ~~For segment~~

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December 9, 2019

~~reporting, gross contract costs are excluded from revenue in determining “Fee revenue”. Additionally, pursuant to business combination accounting rules, certain Fee revenue that was deferred by the acquiree may be recorded as a receivable on the acquisition date by the Company. Such contingent Fee revenue is recorded for segment reporting as an acquisition accounting adjustment to reflect the revenue recognition of the Company absent the application of acquisition accounting.~~

~~Corporate expenses are allocated to the segments based upon Fee revenue of each segment. Gross contract costs are excluded from operating expenses in determining “Fee- based operating expenses”.~~

Adjusted EBITDA is the profitability metric reported to the chief operating decision maker (“CODM”) for purposes of making decisions about allocation of resources to each segment and assessing performance of each segment. For segment reporting, Adjusted EBITDA is calculated as “Fee revenue” minus “Fee-based operating expenses”. For segment reporting, gross contract costs are excluded from revenue in determining “Fee revenue”. Additionally, pursuant to business combination accounting rules, certain Fee revenue that was deferred by the acquiree may be recorded as a receivable on the acquisition date by the Company. Such contingent Fee revenue is recorded for segment reporting as an acquisition accounting adjustment to reflect the revenue recognition of the Company absent the application of acquisition accounting. Gross contract costs are excluded from operating expenses in determining “Fee-based operating expenses”.

Adjusted EBITDA at the consolidated level excludes depreciation and amortization, interest expense, net of interest income, income taxes, as well as integration and other costs related to acquisitions, expenses related to the Cassidy Turley deferred payment obligation (the “DPO”; refer to Note 13: Stock-based Payments for further discussion), stock-based compensation for plans enacted before the Company’s IPO (“pre-IPO stock-based compensation”) and other charges.

As segment assets are not reported to or used by the CODM to measure business performance or allocate resources, total segment assets and capital expenditures are not presented below.”

*    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please feel free to contact the undersigned at (312) 424-8061 or Robert M. Hayward at (312) 862-2133 and Ana Sempertegui at (312) 862-2312 of Kirkland & Ellis LLP, counsel to the Company.

Sincerely,

/s/ Duncan Palmer
Duncan Palmer
Chief Financial Officer

Via E-mail:

cc:	Robert M. Hayward
Ana Sempertegui
Kirkland & Ellis LLP